St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, MN 55117 USA
Main	651 756 2000
Fax	651 756 3301

December 19, 2014

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Subject:                                              St. Jude Medical, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2013

Filed February 26, 2014

File No. 1-12441

Dear Ms. Blye,

On behalf of St. Jude Medical, Inc. (the “Company”), this letter is in reply to your comment letter dated December 5, 2014, with respect to the above referenced Form 10-K. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the staff’s letter. For ease of reference, the staff’s comments appear in italics immediately preceding the Company’s responses.

1.            You told us in your letter dated September 28, 2010 that you sold medical devices in Syria, and that in the future, should you decide to sell medical devices in Cuba and Sudan, you would obtain any required U.S. government licenses. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods, technology or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

The Company, headquartered in St. Paul, Minnesota, manufactures and sells a variety of implantable medical devices, including pacemakers, implantable cardioverter defibrillators and other medical devices and accessories used in the diagnosis and treatment of heart ailments to customers worldwide.  For U.S.-sanctioned countries such as Cuba, Sudan and Syria (collectively, the “Identified Countries”), U.S. Government laws and regulations have established processes by which such medical devices may be sold to Identified Countries pursuant to U.S. Government licenses.  The Company is committed to compliance with applicable export control and economic sanctions laws and regulations and has in place policies and procedures in this regard.  The extent of the Company’s transactions in the Identified Countries for the past three fiscal years, and during the first three quarters of 2014, is described below and in the Company’s response to Question 2.

Sudan

During the past three fiscal years and during the first three quarters of 2014, the Company has sold no products to Sudan through subsidiaries, distributors or other direct or indirect arrangements.  In the future if the Company decides to engage in transactions involving sales of medical devices for use in Sudan, it will seek and obtain any required U.S. Government licenses or other authorizations to conduct such activities.  Persons in Sudan can request and receive information and informational materials about the Company and the Company’s products via our website or electronic mail, or regular mail, consistent with U.S. Government regulations authorizing such transfers of information and informational materials to U.S. sanctioned countries.

Syria

During fiscal years 2011 and 2012 and the first quarter of 2014, the Company, pursuant to export licenses issued by the U.S. Bureau of Industry and Security and the Department of the Treasury’s Office of Foreign Assets Control, sold medical devices via independent, third-party distributors in Syria which, in turn, distributed the medical devices to hospitals in those countries.  The products sold to Syria via distributors were implantable medical devices, including congenital heart defect occluders and other medical devices and accessories used in the diagnosis and treatment of heart ailments.  The Company’s most recent BIS export license for sales to Syria expired in February 2014.  The Company has chosen not to renew that license and has not made sales into Syria since the expiration of that license.

Cuba

During fiscal year 2013 and during the first three quarters of 2014, the Company has, pursuant to licenses issued by the U.S. Bureau of Industry and Security and the Department of the Treasury’s Office of Foreign Assets Control, sold medical devices via an independent, third-party distributor in El Salvador which, in turn, distributed the medical devices to hospitals in Cuba.  The products sold to Cuba via this distributor are implantable medical devices, including pacemaker leads, congenital heart defect occluders, mechanical heart valves and other medical devices and accessories used in the diagnosis and treatment of heart ailments.

Because of the nature of the products, the distributors must work with the Ministries of Health of Syria and Cuba, but the Company does not have any agreements, commercial arrangements or other contacts with the governments of Syria or Cuba or entities controlled by those governments.

2.            Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the comments above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment, own any assets or employee any individuals, in the Identified Countries.  Product sales to the Identified Countries are made solely through third party distributors as described above.  During the last three fiscal years and through the first three quarters of 2014 revenue associated with Company’s sales in Syria, Cuba and Sudan were as follows:

Country	2011	2012	2013	2014 (through Q3)	Total
Cuba	$0	$0	$487,997	$157,010	$645,007
Sudan	$0	$0	$0	$0	$0
Syria	$240,884	$161,690	$0	$129,620	$532,194
Total	$240,884	$161,690	$487,997	$286,630	$1,177,201

During the past three fiscal years and during the first three quarters of 2014, approximate Company revenues were as follows:

•                 FY 2011: $5.6 billion

•                 FY 2012: $5.5 billion

•                 FY 2013: $5.5 billion

•                 FY 2014 (through the third quarter): $4.2 billion

Accordingly, revenues resulting from sales activities related to the Identified Countries represented less than .009% of the Company’s revenues on an annual basis for each of the past three fiscal years and the first three quarters of 2014.

The Company’s dedication to providing life-saving medical devices to patients and sufferers of heart disease extends worldwide and includes conducting humanitarian-related business with hospitals and distributors in the Identified Countries pursuant to U.S. Government authorizations.  The sales to Identified Countries are for the direct benefit of hospitals and patients in those countries, and are sold into such countries by independent, third-party distributors that have been approved by the U.S. Government pursuant to export licenses.  The Company believes that the medical devices it has sold and continues to sell into the Identified Countries are strictly used for medical purposes and do not have an alternative use.  The Company recognizes that various U.S. state and municipal governments, universities, and investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  The Company does not believe, however, that its limited activities related to providing life-saving medical equipment to the Identified Countries, as discussed above, are of the type that would trigger divestment or other investor action.

The Company has analyzed its activities from both a qualitative and quantitative standpoint and, for the reasons discussed herein, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint.  In addition, the Company does not believe that a reasonable investor would deem information about the Company’s activities in the Identified Countries important in making an investment decision.

The Company hereby acknowledges that :

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to your comments, but remain available to discuss with you at your earliest convenience any additional questions you may have regarding the Company’s disclosures.  If you have any question regarding our responses, please contact me at 651-756-2070.

Sincerely,

/s/ Jason A. Zellers

Vice President, General Counsel

and Corporate Secretary